Exhibit 99.1

Medigus: ParaZero Launches SafeAir M350 Pro for DJI’s New Enterprise Drone

Tel Aviv, Israel, Aug. 14, 2023 (GLOBE NEWSWIRE) --  Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in electric vehicle charging solutions, advanced medical solutions, and innovative internet technologies, today announced that ParaZero Technologies Ltd. (PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, (33.36% owned by Medigus), has announced the official release of the SafeAir M350 Pro, a parachute system designed for DJI’s newest enterprise drone, DJI M350 RTK.

ParaZero’s SafeAir M350 Pro is a drone parachute recovery system that mitigates flight risks autonomously. The SafeAir system is equipped with integrated sensors that continuously monitor and analyze the drone’s flight patterns to identify any indications of a critical failure. When triggered, the SmartAir Pro™, ParaZero’s onboard computer, responds with an instantaneous activation of the SafeAir system. The system cuts power to the drone, alerts people on the ground with an audible alarm, and deploys a lightweight parachute, bringing the drone to the ground in a safe, controlled descent.

Equipped with ParaZero’s innovative parachute technology, organizations and operators around the world have received regulatory approvals for advanced operations, including autonomous flight beyond visual line of sight (BVLOS), operations over people (OOP), operations in densely populated areas, and drone delivery, by providing a robust safety solution to mitigate ground risk in the event of an emergency.

The SafeAir DJI M350 Pro parachute recovery system is available for purchase on ParaZero’s official website and through authorized distributors worldwide.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz, by way of Fuel Doctor Holdings, Inc., are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com